FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

September 10, 2003

GOLD RESERVE INC.

Commission file number 000-30102
Address Of Principal Executive Offices:
926 West Sprague Avenue
Suite 200
Spokane, Washington 99201


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    	Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        			No    X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 Press Release  September 9, 2003
Gold Reserve Inc. Announces CDN$11.55 Million Private Placement

Certain statements included herein, include those that express managements expectations or estimates of our future performance, constitute forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserves 20-F as filed with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.


/s/ Robert A. McGuinness
---------------------------------------------
ROBERT A. MCGUINNESS
Vice President-Finance, Chief Financial
Officer

DATE: September 10, 2003





EXHIBIT INDEX

99.1 	Press Release  September 9, 2003  Gold Reserve Inc. Announces
CDN$11.55 Million Private Placement



NR 03-10

Gold Reserve Inc. Announces CDN$11.55 Million Private Placement

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

September 9, 2003  Gold Reserve Inc. ("Gold Reserve" or the "Company") (TSX:
GLR.A) announced today that it has entered into an agreement with a syndicate of underwriters led by Orion Securities Inc. under which the underwriters have agreed to buy on a private placement basis 3,300,000 Units from Gold Reserve and sell to qualified investors at a price of CDN$3.50 per Unit, representing an aggregate amount of issue of CDN$11,550,000. Each Unit is exercisable, for no additional consideration, into one Common Share and one-half of a Common Share Purchase Warrant of Gold Reserve. Each whole Common Share Purchase Warrant will entitle its holders to acquire one
Common Share of Gold Reserve at a price of CDN$5.25 per Common Share for a period of 18 months following the Closing Date of this Offering.

In addition, the Company will grant the Underwriters an option, exercisable until 24 hours prior to the Closing Date of the Offering, to purchase up to an additional 1,000,000 Units (CDN$3,500,000) of the Offering at the issue price.

Closing of the placement is scheduled for September 25, 2003. The closing is subject to completion of standard documentation and requires that Gold Reserve shall be a "qualifying issuer" under Multilateral Instrument 45-102 of the Canadian Securities Authorities before the Closing Date, so that the issued shares will be subject to a four month hold period.

The net proceeds from the Offering will be used for the development of the Brisas property in the Bolivar State and for general working capital.

The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

The securities being offered have not, nor will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United Sates or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES

Gold Reserve Inc. is a Canadian company developing the Brisas gold copper project in Southeastern Venezuela. The Company has over US $11 million in cash and investments and no long-term debt.

FOR FURTHER INFORMATION:
Internet http://www.goldreserveinc.com
A. Douglas Belanger, Executive Vice President
926 W. Sprague Ave., Suite 200 Spokane, WA 99201
USA Tel. (509) 623-1500
Fax (509) 623-1634